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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          MINORPLANET SYSTEMS USA, INC.
                    (FORMERLY AT TRACK COMMUNICATIONS, INC.)

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                                (Name of Issuer)

                          Common Stock, $0.01 par value

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                         (Title of Class of Securities)

                                   04648Y 20 4

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                                 (CUSIP Number)

                                  Robert Kelly
                             Minorplanet Systems PLC
                                 Greenwich House
                            Sheepscar, Leeds LS7 2AA
                                 United Kingdom
                               011 44 113 251 1600

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Brian S. North, Esquire
                   Buchanan Ingersoll Professional Corporation
                         1835 Market Street, 14th Floor
                             Philadelphia, PA 19103
                                 (215) 665-8700


                                  July 9, 2003

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.:        04648Y 20 4

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       (1)    Names of Reporting Persons and I.R.S. Identification Nos. of Above
              Persons (Entities Only)

              Minorplanet Systems PLC

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       (2)    Check the Appropriate Box if a Member of a Group       (a)[ ]
                                                                     (b)[ ]

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       (3)    SEC Use Only

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       (4)    Source of Funds

              WC, OO(1)

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       (5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)

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       (6)    Citizenship or Place of Organization:

              United Kingdom

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  Number of      (7)     Sole Voting Power                     30,000,000 Shares
   Shares
Beneficially     (8)     Shared Voting Power                          -0- Shares
  Owned by
    Each         (9)     Sole Dispositive Power                30,000,000 Shares
  Reporting
 Person With     (10)    Shared Dispositive Power                     -0- Shares

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       (11)   30,000,000(2)

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       (12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares  [ ]

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       (13)   Percent of Class Represented by Amount in Row (11)

                                                            62.05%

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       (14)   Type of Reporting Person (See Instructions)
                                                            CO

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(1)      Minorplanet Systems PLC ('Minorplanet") used working capital for the acquisition of 2,000,000 shares of the Common Stock of Minorplanet Systems USA, Inc. (the "Issuer"). In addition, Minorplanet sold all of its share capital in Minorplanet Limited, a wholly owned subsidiary, in consideration for an additional 28,000,000 shares of Common Stock of the Issuer. The total of these two purchases represent the 30,000,000 aggregate total shares of Common Stock covered by this report.

(2) The 30,000,000 shares of Common Stock of the Issuer covered by this report were purchased pursuant to the Stock Purchase and Exchange Agreement (the "Agreement"), dated as of February 14, 2001, by and among the Issuer, Minorplanet, and Mackay Shields LLC ("Mackay"). The transactions contemplated by the Agreement were consummated on June 21, 2001. On June 5, 2001, prior to the consummation of the transactions contemplated by the Agreement, the Issuer effected a 1-for-5 reverse stock split. All figures relating to shares covered in this report are referenced on a post-reverse stock split basis unless otherwise indicated.


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         Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of
1934, as amended, the undersigned hereby files this Amendment No. 1 (this "Amendment") to the Schedule 13D filed by Minorplanet Systems PLC
("Minorplanet") on July 18, 2001 with the Securities and Exchange Commission relating to the Common Stock, $0.01 par value (the "Common Stock") of Minorplanet Systems USA, a Delaware corporation (the "Issuer"). In this amendment, the undersigned amends and restates the entire text of Item 4.

Item 4.  Purpose of the Transaction

   Stock Purchase and Exchange Agreement

         Upon consummation of the transactions contemplated by the Stock Purchase and Exchange Agreement dated as of February 14, 2001 (the "Agreement") by and among the Issuer, Minorplanet, and Mackay Shields LLC, Minorplanet became the majority stockholder and obtained control of the Issuer.

         In accordance with Section 6.01 of the Agreement, Minorplanet has the right to appoint two (2) directors to the Issuer's board of directors. Notwithstanding this provision in the Agreement, as a holder of more than 50% of the Issuer's shares, Minorplanet is able to control the election of all the directors if it desires to do so in the future. Minorplanet also has the contractual right under the Agreement to gain such number of seats on the board of directors commensurate with its percentage ownership of the Issuer's stock.

         Concurrent with the Closing under the Agreement, Minorplanet designated and the Issuer's board of directors appointed two directors to the Issuer's board of directors in accordance with the Issuer's bylaws. However, effective June 24, 2003, the two directors of the Issuer then designated by Minorplanet resigned. Minorplanet has not exercised its right to designate replacements for the two resigning directors, but retains the right to do so in the future.

         In addition, under the terms of the Agreement, so long as Minorplanet owns at least 5% of the outstanding Common Stock of the Issuer, both directors appointed to the Issuer's board of directors by Minorplanet must approve the following actions by the Issuer: (i) any capital expenditure by the Issuer that is not contemplated in any current annual budget which exceeds $200,000; (ii) the hiring and firing of an Issuer officer or senior executive reporting to the chief executive officer who has an annual salary of $130,000 or more, or entering into employment agreements with these individuals or amendments to existing agreements; (iii) the direct or indirect redemption, purchase or making of any payments with respect to stock appreciation rights and similar types of stock plans; (iv) the sale, lease or transfer of any assets of the Issuer representing 5% or more of the Issuer's consolidated assets, or the merger, consolidation, recapitalization, reclassification or other changes to the capital stock of the Issuer; (v) except as required under law, the taking or instituting of bankruptcy or similar proceedings; (vi) the issuance, purchase, acquisition or redemption of any capital stock or any notes or debt convertible into equity; (vii) the acquisition of another entity; (viii) the entering into any agreement or contract which commits the Issuer to pay more than $200,000;
(ix) the amendment of the Issuer's certificate of incorporation or bylaws that



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would adversely affect holders of the Issuer's Common Stock or Minorplanet's rights under the Agreement; (x) the exiting of, or entering into a different line of business; (xi) the incurrence of any indebtedness or liability or the making of any loan except in the ordinary course of business; (xii) the placing of any lien on the Issuer's assets or properties; or (xiii) the adoption or implementation of any anti-takeover provision that would adversely affect Minorplanet.

         The preceding discussion of the transactions and the Agreement is qualified in its entirety by the full text of the Agreement that is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

         Registration Rights Agreement

         As a condition to consummating the Agreement, the Issuer, Minorplanet, Mackay and certain other parties agreed to enter into that certain Registration Rights Agreement (the "Registration Rights Agreement"). As part of the Closing on June 21, 2001, such parties entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer agreed that within 90 days of the Closing, it would prepare and file with the Securities and Exchange Commission a shelf registration statement covering, among other securities, 9% of the shares issued to Minorplanet and all of the shares issued to Mackay under the Agreement. The Issuer has filed a Registration Statement on Form S-3 (No. 333-71340) registering the resale of 2,700,000 shares of the Issuer's Common Stock held by Minorplanet.

         Under the Registration Rights Agreement, the holders of at least 10% of the shares then outstanding under the shelf registration statement, but in no event less than 3,000,000 shares (on a pre stock-split basis), may demand up to three underwritten offerings of shares from the shelf registration statement. The Issuer also granted holders of at least 15% of the shares of Common Stock issued in the transactions contemplated by the Agreement, but in no event less than 3,000,000 shares (on a pre stock-split basis), the right to demand up to five additional offerings, which may be underwritten offerings, of their remaining shares. These offerings are subject to certain conditions set forth in the Registration Rights Agreement. Minorplanet also received "piggyback" registration rights that generally allow it to participate in other public stock offerings undertaken by the Issuer.

         The preceding discussion of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement that is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

         Minorplanet presently intends to dispose of sufficient securities of the Issuer to enable it to cease consolidating the financial results of the Issuer in Minorplanet's group accounts. Minorplanet's auditors have advised it that Minorplanet should reduce its percentage ownership of the Issuer's Common Stock to 19.9% to accomplish this result. Minorplanet intends to evaluate all possible means to reduce its level of ownership to that amount. As part of that effort, Minorplanet has provided to the Issuer the proposal that is filed as an exhibit to this Schedule 13D.



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         Other than as described above, the Minorplanet does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase and Exchange Agreement, dated as of February 14, 2001, by and among Minorplanet Systems PLC, @Track Communications, Inc., and Mackay Shields LLC.(1)

         Exhibit 2: Registration Rights Agreement, dated as of June 21, 2001, by an between @Track Communications, Inc., Minorplanet Systems PLC, and the Other Holders Party thereto.(1)

         Exhibit 3: Minorplanet Systems PLC ("MPS") Shareholding in Minorplanet Systems USA Inc. (the "Company")

  _________

  (1) Filed as an exhibit to the initial Schedule 13D filed on July 18, 2001.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 10, 2003


                                                     Minorplanet Systems PLC


                                                     By: Robert D. Kelly
                                                     -------------------
                                                     Name: Robert D. Kelly
                                                     Title: Director



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                                  EXHIBIT INDEX

Exhibit          Description

3 Minorplanet Systems PLC ("MPS") Shareholding in Minorplanet Systems USA Inc. (the "Company")